ULTRAPETROL (Bahamas) Ltd.

First Quarter 2015

Earnings Call Presentation

May 15, 2015

Forward Looking Statements & EBITDA
Disclosure

Our disclosure and analysis in this presentation concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "will," "may," "should," and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital, and capital expenditures, they are subject to risks and uncertainties. These forward-looking statements represent our estimates and assumptions only as of the date of this presentation and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws.

Factors that might cause future results to differ include, but are not limited to, the following:

- unexpected future operating or financial results
- delays or increased costs in pending or recent acquisitions, deviations from our business strategy or unexpected increases in capital spending or operating expenses, including drydocking and insurance costs
- changes in general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand
- our ability to obtain additional financing
- changes in our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities
- deviations from our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives
- delays or defaults by our contract counter-parties in performing their obligations to us
- loss of one or more key members of our management team
- changes in governmental rules and regulations or actions taken by regulatory authorities
- adverse weather conditions that can affect production of the goods we transport and navigability of the river system
- the highly competitive nature of the oceangoing transportation industry
- the loss of one or more key customers
- unexpected fluctuations in foreign exchange rates and devaluations
- liabilities from future litigation
- other factors discussed in the section titled "Risk factors" in our annual report on form 20-F for the year ended December 31, 2014
- Adjusted EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt and a premium paid for redemption of preferred shares. We have provided Adjusted EBITDA in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness. We do not intend for Adjusted EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of Adjusted EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by Adjusted EBITDA are available for management's discretionary use. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported.

Ultrapetrol
1Q 2015 vs. 1Q 2014

($000's)	Three months ended March 31, 2015	Three months ended March 31, 2014	Difference	% Change
Revenues	**$84,573**	**$86,343**	**($1,770)**	**-2%**
Adjusted EBITDA per segment				
River Business	3,221	(695)	3,916	
Offshore Supply Business	12,556	13,210	(654)	-5%
Ocean Business	1,359	4,092	(2,733)	-67%
Total Segment Adjusted EBITDA	**17,136**	**16,607**	**529**	**3%**
Financial income and Foreign Currency Exchange	(1,897)	2,993	(4,890)	
Adjusted EBITDA (1)	**$15,239**	**$19,600**	**($4,361)**	**-22%**
Net (loss) as reported	**($5,107)**	**($4,754)**	**($353)**	**7%**
EPS as reported (In $ per share)	**($0.04)**	**($0.03)**		**17%**
Adjustments to Net income (loss) as reported				
Yard EBITDA from Touax barge sale	**(99)**	**(99)**	**-**	**0%**
Income tax (gain) on Exchange Variance (2)	**762**	**274**	**488**	**178%**
Adjusted net (loss)	**($4,444)**	**($4,579)**	**$135**	**-3%**
Adjusted EPS (In $ per share)	**($0.03)**	**($0.03)**		**0%**

- **Our River Business Adjusted EBITDA reflects the Company's initiatives to improve pushboat reliability and strengthen cost controls, offset by a $3.3 million year-over-year decrease in third party barge sales from 8 barges in 1Q 14 to zero in 1Q 15.**
- **Our Offshore Business Adjusted EBITDA decreased $0.7 million in 1Q 15 from $13.2 million in 1Q 14, mainly as a result of the low spot rates experienced in the UK North Sea; offset by the higher number of PSVs in operation.**
- **Our Ocean Business Adjusted EBITDA decreased $2.7 million, mostly as a result of our Product Tanker *Alejandrina,* which ended its employment in September 2014, and of our Container Feeder service**
- **Foreign currency exchange loss for 1Q 15 of $1.9 million is mainly related to a 20.8% devaluation of the Brazilian real as of year-end 2014 to March 31, 2015**

(1) A reconciliation of Adjusted EBITDA and Adjusted Net Income to US GAAP measures is available on the Appendix to this presentation
(2) Provision for Income Tax on foreign currency exchange gains (or losses) on U.S. dollar denominated debt of one of our subsidiaries on the Offshore Supply Business

ULTRAPETROL
(Bahamas) Limited


River
Offshore Supply
Ocean

River Business
Market Dynamics



- 27% drop in soybean prices ($498 / TN in 1Q 14 vs. $364 / TN in 1Q 15) which creates incentives for producers to store soybeans and speculate on higher prices.
- Current iron ore prices have resulted in a decline of transport demand ($120 / TN in 1Q 14 vs. $62 / TN in 1Q 15, 48% drop).
- Increased barge capacity in Hidrovia.
- Price pressure on the spot market and contracts.

Paraguay Seeded Area & Production Growth (1)



Million Has. & Tons
Seeded Area
Production
10.0
8.0
6.0
4.0
2.0
0.0
1.9 3.9
2.0 4.0
2.4 3.6
2.4 5.6
2.6 6.0
2.5 3.6
2.7 6.5
2.9 7.1
3.0 4.0
3.2 8.2
3.2 8.2
3.3 8.5
2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 (P)

Soybean Prices ($ per Metric Ton) (2)



609.5
496.4
533.0
536.4
560.2
503.2
496.8
528.0
378.8
359.6
mar-12 jun-12 sep-12 dic-12 mar-13 jun-13 sep-13 dec-13 mar-14 jun-14 sep-14 dec-14 mar-15

Corumba Area Iron Ore Production Growth (3)



Production (In Million Tons)
10
8
6
4
2
0
1.9
2.3
4.2
4.4
4.6
3.5
6.0
7.1
7.8
7.0
5.8
5.3
2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 (P)

Iron Ore Prices ($ per Dry Metric Ton) (2)



179
169
171
178
150
135
148
128
99
120
155
137
115
134
128
112
93
80
69
57
mar-11 sep-11 mar-12 sep-12 mar-13 sep-13 mar-14 sep-14 mar-15

(1) Source: USDA Foreign Agricultural Service – Updated April 28, 2015
(2) Source: Indexmundi & International Monetary Fund
(3) Vale and MMX Company Filings – Projected 2015 calculated by proforming Vale 1Q 2015 production

River Business
Business update & KPIs

- Segment currently operating as per our new point-to-point operational model
- Vale Time Charter under take-or-pay basis
- *Paraná Iron* under take or pay – 205K tons moved during 1Q 2015
- Petropar contract renewed in February 2015 – 60% of total volume (vs. 30% before renewal)

KEY PERFORMANCE INDICATORS

INITIATIVE	KPI		1Q 15 vs. 1Q 14 Variation
Increase asset utilization	Revenue (excluding fuel adjustment) / net book value	↑	2.7% increase in asset utilization
Improve transit times	Average barge transit time	↑	39% decrease in transit times
Reduce costs per ton transported	Total cost per ton at constant fuel prices	↑	20.0% decrease in costs
Streamline operations to increase reliability	Weighted average quarterly pushboat offhire days	↓	5.7% increase offhire days

ULTRAPETROL
(Bahamas) Limited


River
Offshore Supply
Ocean

Offshore Supply Business
Market Dynamics



- Low crude oil prices put pressure on CAPEX and spot rates in the North Sea ($99 / bbl in 1Q 14 vs. $50 / bbl in 1Q 15, 50% drop).
- Petrobras' recent corruption charges which led to write-offs and a $13.7 billion divestment plan for 2015 and 2016 (Pre-salt assets in production are not included among the upstream assets of this divestment plan).
- Continued doing business as usual with Petrobras. 11 PSVs on long-term contracts performing well.

Historical Crude Oil Prices (1)



107
87
106
48
120
100
80
60
40
20
0
Feb 01, 2013
May 14, 2013
Aug 20, 2013
Nov 26, 2013
Mar 05, 2014
Jun 12, 2014
Sep 18, 2014
Dec 25, 2014
Mar 31, 2015

North Sea Average Spot Rates (2)



GBP / Day
30,000
25,000
20,000
15,000
10,000
5,000
0
20,309
9,514
18,983
15,289
10,196
27,938
12,653
10,278
4,886
Mar-11
Nov-11
Jul-12
Mar-13
Nov-13
Jul-14
Mar-15

Historical BRL/USD Exchange Rate (3)



3.4
3.2
3
2.8
2.6
2.4
2.2
2
2.33
2.36
2.27
2.25
2.41
2.58
2.87
3.26
12/31/2013
5/31/2014
10/31/2014
3/31/2015

Total Petrobras oil production in Brazil (4)



2,500
2,000
1,500
1,000
500
0
BDP (000s)
Mar-12
Sep-12
Mar-13
Sep-13
Mar-14
Sep-14
Mar-15

(1) Source: http://www.investing.com/commodities/crude-oil-historical-data
(2) Source: Seabreeze, March 2015.
(3) Source: Banco Central do Brasil
(4) Source: Petrobras

Offshore Supply Business
Business update and KPIs

- Stable outlook despite recent turmoil within Petrobras and downturn of oil prices.
- *UP Jasper* and *UP Agate* laid-up in late April 2015 due North Sea depressed rates – Awaiting results from Petrobras tender.
- *UP Coral* conversion into RSV finalized on time and on budget - currently underway to Brazil.
- New Petrobras tender – *UP Jasper* and *UP Agate* to be offered again next week.

KEY PERFORMANCE INDICATORS

INITIATIVE	KPI	1Q 15 vs. 1Q 14 Variation
Protect revenue stream	Revenue / calendar days	↓ 15.3% decrease in revenue per day
Minimize unplanned off-hire days	Offhire days / calendar days	↑ 1.6 pp decrease in offhire days
Reduce costs	Running cost / calendar days	↑ 8.5% decrease in costs

Offshore Supply Business
Contract Schedule Summary

	Old / Current Contract		New Contract	
On-the-Water Fleet	Rate	Expiration	Duration	Rate
UP Rubi	$ 35,380	May-18		
UP Pearl	$ 32,950	Nov-17		
UP Amber	$ 32,950	Jul-17		
UP Esmeralda	$ 31,950	Jul-17		
UP Topazio	$ 35,380	Jun-17		
UP Diamante	$ 35,380	May-17		
UP Agua-Marinha	$ 35,380	May-17		
UP Jade	$ 33,000	Aug-16		
UP Turquoise	$ 30,350	Mar-19		
UP Safira	$ 30,000	Oct-18		
UP Jasper [1]	$ 16,584[2]			
Newly acquired Chinese PSVs				
UP Agate [1]	$ 13,287[2]		New	
UP Coral			New	$ 52,483[3]
UP Opal	$ 31,000	Jan-18		



2015
2016
2017
2018
2019
2020
2021
(4)

(1) Operating spot in UK North Sea on short-term employment;
(2) Calculated basis actual revenues YTD December 2014, divided by actual operating days for that period;
(3) The total time charter for *UP Coral* is shared with a joint venture partner, with $52,483 attributable to Ultrapetrol.
(4) Commenced operations in Jan 2015.

ULTRAPETROL
(Bahamas) Limited


River
Offshore Supply
Ocean

Ocean Business
Business update & KPIs



- *Alejandrina* was laid-up throughout the first quarter. Re-entered service on May 6, 2015.
- *Amadeo* and *Miranda I* have been placed for sale.
- *Miranda I* will be replaced by a bareboat chartered vessel (*Mentor*) servicing a 3 year-contract with Petrobas commencing in June 2015 at similar terms.

TANKERS - KEY PERFORMANCE INDICATORS

INITIATIVE	KPI	1Q 15 vs. 1Q 14 Variation
Protect revenue stream	Revenue / calendar days	8.9% decrease revenue per day
Minimize unplanned off-hire days	Offhire days / calendar days	6.4 pp increase offhire

CONTAINER FEEDER SERVICE - KEY PERFORMANCE INDICATORS

INITIATIVE	KPI	1Q 15 vs. 1Q 14 Variation
Increase turns	Average number of turns per quarter	14% decrease turns

ULTRAPETROL
(Bahamas) Limited


Organization

Organization
Initiatives – Main developments

Improve management capabilities and skills at all levels

- Hired HR Director and reinforced team
- Expanding managerial presence and control in the River Business
  - Operational Controller with focus on improving productivity and costs
  - Project Manager with focus on key operational systems & processes
  - Expect to hire a new Commercial Manager
  - Upgraded Port Managers

Streamline the decision-making process

- Reinforcing business unit structure and granting segment-level managerial autonomy where appropriate

Enhance management systems

- Developing HR policies and processes
- Launching implementation of new operational systems in the River Business

New corporate culture: Accountability, Efficiency and Customer Service

- Aggressively and consistently monitoring costs
- Developing and maintaining operational excellence
- Ensuring that safety comes first

Ultrapetrol
Balance Sheet

($000's)	At March 31, 2015 (Unaudited)	At December 31, 2014	% Change
ASSETS			
Cash & Cash Equivalents	$20,296[1]	$34,982	-42%
Accounts Receivables	43,550	37,341	17%
Other Current Assets	45,225	37,426	21%
Vessels and Equipment, Net	716,245	717,405	0%
Non-current Other Receivables	24,048	29,587	-19%
Non-current Restricted Cash	1,472	1,472	0%
Other Non-current Assets	37,775	38,848	-3%
TOTAL ASSETS	**$888,611**	**$897,061**	**-1%**
LIABILITIES			
Accounts Payable	31,811	30,518	4%
Accrued Interest	7,004	1,513	363%
Current Portion of Long-term Financial Debt	36,679	33,553	9%
Other Current Liabilities	24,822	27,553	-10%
Long-term Financial Debt	423,628	432,481	-2%
Deferred Income Tax Liability	10,137	12,170	-17%
Non-current Other Payables	3,579	3,551	1%
UPB Shareholder's Equity	350,952	355,722	-1%
TOTAL LIABILITIES	**$888,612**	**$897,061**	**-1%**

(1) *Revolving credit line $ 31mm available. Not in use.*

Thank You

Q & A

Appendix

Appendix
River Business - 1Q 2015 vs. 1Q 2014

FINANCIAL HIGHLIGHTS RIVER (*$000's*)	Three months ended March 31, 2015	Three months ended March 31, 2014	% Change
Revenues	**38,930**	**41,277**	**-6%**
Voyage and Manufacturing Expenses	(16,566)	(23,701)	-30%
Gross Margin	**22,364**	**17,576**	**27%**
Running Costs	(13,901)	(13,336)	4%
Administrative and commercial expenses	(5,147)	(4,969)	4%
Other operating income	97	353	-73%
Investment in Affiliates	(93)	(220)	-58%
Yard EBITDA from Touax Sale	(99)	(99)	0%
Segment Adjusted EBITDA	**3,221**	**(695)**	

River Business results include both river transportation activities and barge sales to third parties by our shipyard in Punta Alvear

- **Revenues decreased $2.3 million in 1Q 15 as compared to 1Q 14 of which $11.6 million corresponded to our Shipyard which has been focused on supplying our own needs as opposed to the same period last year when we sold 8 barges to third parties.**
- **Revenues excluding shipyard sales increased $9.2 million or 31% in 1Q 15 as compared to the same period of 2014**
- **Adjusted EBITDA for 1Q 15 was $3.2 million as compared to a loss of $(0.7) million in 1Q 14. $ 3.9 m positive difference is explained by an overall performance enhancement of our river transportation operation partially offset by our shipyard Ebitda included in Q12014.**
- **Tons transported increased approximately 8.4% in 1Q 15 as compared to the same period last year.**

Appendix (cont'd)
Offshore Supply Business - 1Q 2015 vs. 1Q 2014

FINANCIAL HIGHLIGHTS OFFSHORE SUPPLY ($000's)	Three months ended March 31, 2015	Three months ended March 31, 2014	Diff	% Change
Revenues	**29,557**	**27,403**	**2,154**	**8%**
Voyage Expenses	(1,649)	(770)	(879)	114%
Running Costs	(12,374)	(10,622)	(1,752)	16%
Administrative and commercial expenses	(2,984)	(2,803)	(181)	6%
Other operating income	5	-	5	
Other net	2	2	-	0%
Segment Adjusted EBITDA	**12,556**	**13,210**	**(654)**	**-5%**

- **In 1Q 15, revenues increased $2.2 million or 8% mainly as a result of a higher average number of vessels in operation in 1Q 15 as compared to the same period of 2014 (*UP Agate*, *UP Coral* and *UP Opal*), partially offset by lower UK North Sea rates on our *UP Jasper*.**

- **Voyage Expenses increased $0.9 million in 1Q 15 as compared to 1Q 15 mainly related to the positioning costs of *UP Opal* to Brazil in the first quarter of 2015.**

- **Running Costs for 1Q 15 increased $1.8 million mostly due to the entry into operation of our *UP Agate*, *UP Coral* and *UP Opal*; partially offset by a decrease in costs of rest of our PSV fleet mostly related to the devaluation of the Brazilian real.**

Appendix (cont'd)
Ocean Business - 1Q 2015 vs. 1Q 2014

FINANCIAL HIGHLIGHTS OCEAN *($000's)*	Three months ended March 31, 2015	Three months ended March 31, 2014	Diff	% Change
Revenues	$16,086	$17,663	($1,577)	-9%
Voyage Expenses	(5,021)	(4,555)	(466)	10%
Running Costs	(8,123)	(7,496)	(627)	8%
Gross Profit Constribution	**2,942**	**5,612**	**(2,670)**	**-48%**
Administrative and commercial expenses	(1,538)	(1,732)	194	-11%
Other operating income (expenses)	(56)	201	(257)	
Investment in Affiliates	-	(12)	12	
Other net	11	23	(12)	-52%
Segment Adjusted EBITDA	**1,359**	**4,092**	**(2,733)**	**-67%**

- **Revenues for 1Q 15 decreased $1.6 million mainly as a result of our Product Tanker *Alejandrina* which has been laid-up after ending its last employment in September 2014. This vessels has now been placed back into operation.**

- **Voyage Expenses increased $0.5 million in 1Q 15 as compared to 1Q 14 mainly as a result of to higher fuel consumption and other voyage expenses of our *Asturiano* on account of its drydock during the first quarter of 2014.**

- **Running costs increased $0.6 million in 1Q 15 as compared to the same period of 2014 mostly as a result of our *Asturiano* which was under drydock during the first quarter of 2014.**

- **EBITDA decreased $2.7 million mostly as a result of our Product Tanker *Alejandrina* which ended its employment in September 2014, and to our Container Feeder service**

Appendix (cont'd)
Quarter-on-quarter Selected Statement of Operation Data

($000's)	Three months ended March 31, 2015	Three months ended March 31, 2014	% Change
Revenues			
Attributable to River Business	$38,930	$41,277	-6%
Attributable to Offshore Supply Business	$29,557	$27,403	8%
Attributable to Ocean Business	$16,086	$17,663	-9%
Total revenues	**84,573**	**86,343**	**-2%**
Voyage expenses			
Attributable to River Business	(16,566)	(23,701)	-30%
Attributable to Offshore Supply Business	(1,649)	(770)	114%
Attributable to Ocean Business	(5,021)	(4,555)	10%
Total voyage expenses	**(23,236)**	**(29,026)**	**-20%**
Running costs			
Attributable to River Business	(13,901)	(13,336)	4%
Attributable to Offshore Supply Business	(12,374)	(10,622)	16%
Attributable to Ocean Business	(8,123)	(7,496)	8%
Total running costs	**(34,398)**	**(31,454)**	**9%**
Amortization of Dry Dock & Intangible Assets	(1,999)	(1,240)	61%
Depreciation of Vessels and Equipment	(10,504)	(10,669)	-2%
Administrative and commercial expenses	(9,669)	(9,504)	2%
Other operating income	46	554	-92%
Operating (loss) profit	**$4,813**	**$5,004**	**-4%**
Attributable to River Business	(3,250)	(6,532)	-50%
Attributable to Offshore Supply Business	8,060	9,359	-14%
Attributable to Ocean Business	3	2,177	-100%
Segment Adjusted EBITDA			
Attributable to River Business	3,221	(695)	
Attributable to Offshore Supply Business	12,556	13,210	-5%
Attributable to Ocean Business	1,359	4,092	-67%
Financial Income	-	10	
Other financial expense	(1,897)	(222)	755%
Adjusted EBITDA	**$15,239**	**$16,395**	**-7%**

Appendix (cont'd)
Quarter-on-quarter Income Statement

($000's)	Three months ended March 31, 2015	Three months ended March 31, 2014
Revenues	$84,573	$86,343
Voyage Expenses	(23,236)	(29,026)
Running Costs	(34,398)	(31,454)
Depreciation and amortization	(12,503)	(11,909)
Administrative and commercial expenses	(9,669)	(9,504)
Other operating income	46	554
Operating income	**4,813**	**5,004**
Financial expense and other Financial expenses	(8,255)	(8,650)
Other Financial expenses	(1,897)	2,983
Financial Income	-	10
Net Gains (Losses) on Derivatives, net	(1)	-
Investment in Affiliates	(93)	(232)
Other, net	13	25
Income Taxes	313	(3,894)
Adjusted EBITDA	**$15,239**	**$19,600**
Adjustments to net Income as reported		
Income tax on Exchange Variance Provision	762	274
Yard Ebitda from Touax Sale	(99)	(99)
Extinguishment of debt one time event	-	3,604
Adjusted net (loss)	**($4,444)**	**($975)**
Adjusted EPS (In $)	**($0.03)**	**($0.01)**

(1) A reconciliation of Adjusted EBITDA to US GAAP measures is available on the Appendix in this presentation

Appendix (cont'd)
Accumulated Cash Flow and EBITDA reconciliation

($000's)	Three months ended mar-15		Three months ended mar-14	
Total cash flows provided by operating activities		903		14,100
Total cash flows (used in) investing activities		(9,344)		(61)
Total cash flows (used in) from financing activities		(6,245)		(4,948)
Net cash provided by operating activities from continuing operations	$	903	$	14,100
Net cash (used in) provided by operating activities from discontinued operations	$	-	$	-
Total cash flows from operating activities	$	903	$	14,100
Plus				
Adjustments				
Increase / Decrease in operating assets and liabilities		6,260		(8,665)
Expenditure for dry docking		1,330		3,180
Income Taxes		(313)		3,894
Financial Expenses		8,255		8,417
Allowance for doubtfull accounts		-		(515)
Yard Ebitda from Touax Sale		(99)		(99)
Other adjustments		(1,097)		(712)
Adjusted Consolidated EBITDA	**$**	**15,239**	**$**	**19,600**

Adjusted EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt and a premium paid for redemption of preferred shares. We have provided Adjusted EBITDA in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness. We do not intend for Adjusted EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of Adjusted EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by Adjusted EBITDA are available for management's discretionary use. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported.

Appendix (cont'd)
1Q 2015 Operating Profit to Adjusted Consolidated EBITDA

($000's)	River	Offshore Supply	Ocean	TOTAL
	First quarter ended March 31, 2015			
Segment operating (loss) profit	($3,250)	$8,060	$3	$4,813
Depreciation and amortization	6,663	4,495	1,345	12,503
Investment in affiliates / Net income (loss) attributable to non-controlling interest in subsidiaries	(93)	-	-	(93)
Yard Ebitda from Touax Sale	(99)	-	-	(99)
Other net	-	1	11	12
Segment Adjusted EBITDA	**$3,221**	**$12,556**	**$1,359**	**$17,136**
Items not included in Segment Adjusted EBITDA				
Financial income				-
Other financial income				-1,897
Adjusted Consolidated EBITDA				**$15,239**

Appendix (cont'd)
1Q 2014 Operating Profit to Adjusted Consolidated EBITDA

($000's)	First quarter ended March 31, 2014 River	Offshore Supply	Ocean	TOTAL
Segment operating (loss) profit	($6,532)	$9,359	$2,177	$5,004
Depreciation and amortization	6,156	3,849	1,904	11,909
Investment in affiliates / Net (loss) attributable to non-controlling interest in subsidiaries	(220)	-	(12)	(232)
Yard Ebitda from Touax Sale	(99)	-	-	(99)
Other net	-	2	23	25
Segment Adjusted EBITDA	**($695)**	**$13,210**	**$4,092**	**$16,607**
Items not included in Segment Adjusted EBITDA				
Financial income				10
Other financial expenses				2,983
Adjusted Consolidated EBITDA				**$19,600**